ATTORNEYS

July 29, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549-0406

Attention:                                         Stephen Krikorian
Accounting Branch Chief

Re:                               NWH, Inc,
Form 10-K For the Fiscal Year Ended October 31, 2004
Form 10-Q For the Fiscal Quarter Ended January 31, 2005
Form 10-Q For the Fiscal Quarter Ended April 30, 2005

File No.: 000-26598

Greetings:

We are in receipt of the Commission’s letter of comment, dated July 19, 2005, and, on behalf of NWH, Inc. (“NWH” or the “Company”), have the responses set forth below.  Please be advised that the numbers of the following responses correspond to the bulleted paragraphs in the Staff’s letter.

Form 10-Q for the Quarterly Period Ended April 30, 2005

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Non-GAAP Financial Measures, page 22 (the numbered paragraphs correspond to the three bullet points on the 2nd page of the Commission’s comment letter)

1.     Almost all the interest payable by the ENS segment is payable to its parent, NWH.  The level of the debt to the parent reflects the history of NWH’s financing of ENS and affects the value of the minority interest in ENS only.   It has no relation to the ENS’ performance and should be factored out.

The depreciation of equipment and amortization of software development costs do not represent current, controllable cash expenditures.  When the chief operating decision maker

488 Madison Avenue • New York, N.Y. 10022 • Phone (212) 736-1000 • (212) 478-7200

Fax (212) 478-7400 • Email: thefirm@hahnhessen.com

July 25, 2005

evaluates ENS’ performance in order to make decisions regarding the allocation of resources and to assess ENS’ debt capacity and ability to service its debt, ongoing revenues and current, controllable cash expenditures are the primary items reviewed.  Depreciation and amortization reflect current, non-cash expenses for purchase decisions made up to five years prior to the currently reported financials.  Given the fast pace of change in today’s business environment, a current review of these old decisions is irrelevant to making current resource allocation decisions.  For these same reasons, this non-GAAP measure is useful for NWH’s investors to evaluate ENS’ performance.

2.     We believe that our non-GAAP measure is a measure of liquidity. It is appropriate to reconcile our non-GAAP measure to ENS’ segment net income in order to fully disclose all income and expenses of ENS.  The only differences between ENS’ income from operations, as disclosed in Note 7, and ENS’ EBITDA are net interest expense to third parties, depreciation of equipment and amortization of software development costs.  We did not reconcile EBITDA to cash flow from operations because the changes in current assets and liabilities have not been significant and would not cause the chief operating decision maker to make different decisions.

3.     In light of the disclosure requirements of the referred Question 8, NWH has disclosed the utility of the non-GAAP measure as a useful indicator of the entity’s liquidity only.  We believe that our historical disclosures along with the explanations above, which will be incorporated into future filings, fully address the requirements of Question 8.  As a general matter, NWH has prepared its disclosure of non-GAAP measures in accordance with your guidance.

Please contact the undersigned at (212) 478-7250 if you have any comments regarding the foregoing or need additional information.

Very truly yours,

/s/ James Kardon

Enclosures

cc:                               Terrence S. Cassidy
McGladrey Pullen LLP